SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                   FORM 11-K

                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
          For the fiscal year ended December 31, 1994.

                                       OR

[    ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
          For the transition period from __________ to
          ____________.

Commission file number    1-1363

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         EnviroSource, Inc. Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         EnviroSource, Inc.
                         Five High Ridge Park
                         P.O. Box 10309
                         Stamford, CT  06904-2309

Audited Financial Statements and Schedules

     The following statements and schedules of the EnviroSource, Inc. Savings Plan are included in this report:

     Report of Independent Auditors

     Audited Financial Statements

          Statements of Assets Available for Benefits

          Statements of Changes in Assets Available for Benefits

          Notes to Financial Statements

     Supplemental Schedules

          Schedule of Assets Held for Investment

          Schedule of Reportable Transactions

Exhibits

     The following exhibit is filed herewith:

          23.1 Consent of Independent Auditors

                         Report of Independent Auditors

The Savings Plan Administrative Committee
EnviroSource, Inc.

We have audited the accompanying statements of assets available for benefits of the EnviroSource, Inc. Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financing statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                   /s/ ERNST & YOUNG

Philadelphia, Pennsylvania
April 21, 1995

EnviroSource, Inc. Savings Plan

Statements of Assets Available for Benefits

                                                           December 31,

                                                     1994                1993
Assets
 Investments at fair value:
   Mutual funds                                 $ 12,593,052        $ 10,305,484
   EnviroSource, Inc. common stock fund            1,681,567           1,368,773
   Participant loans                                 680,931             432,808
                                                  14,955,550          12,107,065
 Receivables:
   Employee contributions                             68,480              38,928
   Employer contributions                             31,160              18,433
   Other                                              13,094               7,975
                                                     112,734              65,336

Assets available for benefits                   $ 15,068,284        $ 12,172,401

See accompanying notes.

EnviroSource, Inc. Savings Plan

Statements of Changes in Assets Available for Benefits

                                                      Year Ended December 31,
                                                    1994                  1993
Additions:

  Contributions:
    Employer                                  $    680,023          $    577,605
    Employee                                     1,447,025             1,155,466

  Total contributions                            2,127,048             1,733,071

  Investment income:
    Interest                                        55,810                48,908
    Dividends                                      921,817               634,286
    Net realized and unrealized depreciation
      in fair value of investments                (898,167)             (131,559)

  Total investment income                           79,460               551,635

  Merger of assets from the Envirosafe
    Services, Inc. Savings Plan,
      effective April 1, 1994                    2,690,666                   -0-
  Transfer of participants' assets from
    other plans                                     32,344                 2,324

Deductions:

  Participant withdrawals                       (2,033,635)           (1,468,151)

Net increase in assets available for
  benefits                                       2,895,883               818,879

Assets available for benefits at
  beginning of year                             12,172,401            11,353,522

Assets available for benefits at
  end of year                                  $15,068,284           $12,172,401

See accompanying notes.

EnviroSource, Inc. Savings Plan

Notes to Financial Statements

December 31, 1994

Note A - Description of the Plan

The following description of the EnviroSource, Inc. Savings Plan  (the
Plan) is provided for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all salaried and certain hourly, nonunion employees, of EnviroSource, Inc. (the Company) and other participating employers, that have completed one year of service as defined by the Plan document. Other participating employers and affiliates of the Company are: Conversion Systems, Inc.; Envirosafe Services, Inc.; Envirosafe Services of Idaho, Inc.; Envirosafe Services of Ohio, Inc.; Imsamet of Idaho, Inc.; International Mill Service, Inc.; IU Truckload, Inc.; McGraw Construction Company, Inc. and the Company's Imsamet Division. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make tax-deferred contributions of 2% to 6% of their base salary, with the participating employer contributing an amount equal to 50% (100% if the contribution is invested in the EnviroSource, Inc. common stock fund) of such contributions subject to certain limitations. Participants may make additional tax-deferred contributions of 1% to 6% of their base salary without further contributions by the participating employer up to the annual limit prescribed by the Internal Revenue Code. Participants may also make additional contributions to the Plan, subject to certain limitations, which are not tax deferred.

Vesting

Participants have a nonforfeitable interest in 100% of the amount of contributions they make. Generally, participants become 100% vested in the amount of matching contributions made by participating employers upon the earlier of age 65, death or disability, termination of the Plan, discontinuance of matching contributions by participating employers or completion of five years of qualifying service. Participants with less than five years of qualifying service become 20% vested in the matching accounts for each year of qualifying service. Formerly terminated participants, upon their re-hire within a period of time following the initial termination as outlined in the Plan, may have their forfeited benefits restored.
Forfeitures of matching accounts by participants not fully vested at their termination are used to fund benefits required to be restored and the excess, if any, is used to reduce the employer's obligation to make matching contributions.

EnviroSource, Inc. Savings Plan

December 31, 1994

Note A - Description of Plan (Continued)

Payment of Benefits

Following termination, participants receive lump-sum distributions unless they elect to receive annual benefits over a ten year period.
Distributions paid to participants that have not reached age 65 require the consent of the participant. Participant accounts with balances less than $3,500 will be distributed as a lump sum.

Participant Loans

A qualified participant may request a loan once in any 12-month period subject to the approval of the Plan's Administrative Committee. The amount of loans outstanding at any time for a participant may not exceed 50% of the vested balance in the participant's account or $50,000. The loans are payable over a period of up to five years unless otherwise specified and bear interest at a fixed rate on the unpaid principal. The interest rate is determined by the Administrative Committee and reflects the prevailing market rates for similar types of loans. The interest rate was 9.75% at December 31, 1994.

Investment Options

Participants may direct employer and employee contributions into any of four mutual funds or into the Company's stock fund. Investments in mutual funds are stated at the quoted net asset values of the respective funds. Investments in the Company's stock are stated at the quoted market price of the stock.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, participants are fully vested in the amount previously credited to their accounts and such amounts will be distributed to them as described in the Plan.

Administrative Expenses

Administrative expenses incurred in the operation of the Plan are paid by the Plan unless the Company, at its discretion, elects to pay these expenses. For the years ended December 31, 1994 and 1993, such expenses were paid by the Company and, therefore, are not reflected in the accompanying financial statements.

EnviroSource, Inc. Savings Plan

December 31, 1994

Note B - Investments

Plan investments are held by a bank administered trust fund. The following table presents the fair value of investments at December 31, 1994 and 1993.



                                               1994                       1993
                                       Number of                  Number of
                                        Shares     Fair Value       Shares    Fair Value
Investments (at net asset value)

Vanguard Money Market Prime Fund*   $ 4,149,092  $ 4,149,092   $ 3,871,149  $ 3,871,149

Vanguard Bond Market Fund                57,457      527,719        43,254      437,324

Vanguard Wellesley Fund*                115,823    1,976,052        69,002    1,332,230

Vanguard Windsor Fund *                 471,558    5,940,189       335,119    4,664,781

   Total Mutual Funds                             12,593,052                 10,305,484

EnviroSource Inc.,
  Common Stock Fund *                   507,960    1,681,567       399,927    1,368,773

Participant loans                                    680,931                    432,808

   Total Investments                             $14,995,550                $12,107,065

* Represents 5% or more of plan assets.

EnviroSource, Inc. Savings Plan

Note C - Changes in Assets Available for Benefits

The following reflects the changes in net assets available as of December 31, 1994 and 1993:

                                    Vanguard         Vanguard        Vanguard
                                   Money Market     Investment         Bond         Vanguard      Vanguard
                                      Prime         Grade Bond        Market        Wellesley     Windsor
                                      Fund             Fund            Fund           Fund         Fund
Assets available for benefits
  at December 31, 1992             $ 4,293,533     $    3,036     $   284,661     $1,019,669   $ 3,745,534
Net assets from
 other plans                               -0-            -0-            -0-            1,162        1,162
Contributions                          406,774            -0-          84,350         233,516      454,552
Interest and dividends                 116,795            -0-          27,959          98,879      390,151
Net realized and
 unrealized gain/(loss)                    -0-            -0-           3,327          60,725      351,975
Participant withdrawals               (915,337)           -0-         (34,499)        (55,491)    (287,926)
Participants' interfund
 transfers, net                        (12,722)        (3,036)         74,904         (16,515)      28,188
Assets available for benefits
 at December 31, 1993                3,889,043            -0-         440,702       1,341,945    4,683,636

Merger and net assets from
 other plans                         2,541,920            -0-           3,445          13,428       31,619
Contributions                          424,497            -0-         100,594         328,767      716,043
Interest and dividends                 156,846            -0-          33,455         141,782      588,935
Net realized and
 unrealized loss                           -0-            -0-         (43,402)       (207,629)    (592,340)
Participant withdrawals               (551,803)           -0-         (74,053)       (277,476)    (871,053)
Participants' interfund
 transfers, net                     (2,287,637)           -0-          72,074         653,556     1,426,349
Assets available for benefits
 at December 31, 1994              $ 4,172,866     $      -0-     $   532,815     $ 1,994,373   $ 5,983,189



EnviroSource, Inc. Savings Plan

Note C - Changes in Assets Available for Benefits (Continued)


                                   EnviroSource, Inc.       Participant
                                   Common Stock Fund          Loans            Total

Assets available for benefits at
 December 31, 1992                     $ 1,520,881            $ 486,208       $ 11,353,522
Net assets from
 other plans                                   -0-                  -0-              2,324
Contributions                              553,879                  -0-          1,733,071
Interest and dividend                          502               48,908            683,194
Net realized and
 unrealized gain/(loss)                   (547,586)                 -0-           (131,559)
Participant withdrawals                   (133,912)             (40,986)        (1,468,151)
Participants' interfund transfers, net      (9,497)             (61,322)               -0-
Assets available for benefits at
December 31, 1993                        1,384,267              432,808         12,172,401

Merger and net assets from
 other plans                                15,608              116,990          2,723,010
Contributions                              557,147                  -0-          2,127,048
Interest and dividends                         799               55,810            977,627
Net realized and unrealized loss           (54,796)                 -0-           (898,167)
Participant withdrawals                   (222,340)             (36,910)        (2,033,635)
Participants' interfund transfers, net      23,425              112,233                -0-
Assets available for benefits at
 December 31, 1994                     $ 1,704,110            $ 680,931       $ 15,068,284



EnviroSource, Inc. Savings Plan

Note D - Federal Income Taxes

The Plan is qualified under Section 401(a) of the Internal Revenue Code and thus is exempt from federal income taxes under Section 501(a) of the Internal
Revenue Code.

                              Supplemental Schedules

EnviroSource, Inc. Savings Plan                                       Schedule I

Schedule of Assets Held for Investment
[CAPTION]
December 31, 1994

                                     Number of
Description of Investment             Shares        Cost     Fair Value
Vanguard Money Market
  Prime Fund                         4,149,092   $ 4,149,092 $ 4,149,092

Vanguard Bond
  Market Fund                           57,457       559,621     527,719

Vanguard Wellesley Fund                115,823     2,074,571   1,976,052

Vanguard Windsor Fund                  471,588     6,169,406   5,940,189

EnviroSource, Inc.*
  Common Stock Fund                    507,960     1,784,025   1,681,567

Participant loans bearing
  interest rates ranging
  from 7.6% to 13.0%.                                    -0-     680,931

                                                 $14,736,715 $14,955,550

*  Indicates party-in-interest to the Plan.

EnviroSource, Inc. Savings Plan                                     Schedule II

Schedule of Reportable Transactions
Year Ended December 31, 1994

Category (I) - A Transaction in excess of 5% of Plan Assets

Description of asset        Purchase

Vanguard Windsor Fund       $ 1,393,548

Category (III) - A Series of Transactions in excess of 5% of Plan Assets


Description of asset        Purchases           Sales        Gain/(Loss)

Vanguard Money Market
  Prime Fund
   164 Purchases and
    58 Sales                $ 4,650,044     $ 4,036,107        $  -

Vanguard Bond Market Fund
   151 Purchases and
    30 Sales                    302,761         168,130         (5,992)

Vanguard Wellesley Fund
   147 Purchases and
    44 Sales                  1,094,281         390,999          2,055

Vanguard Windsor Fund
   159 Purchases and
    44 Sales                  2,997,598       1,298,479         57,713

EnviroSource, Inc.
  Common Stock Fund
   113 Purchases and
    28 Sales                    708,136         274,558         (2,488)


Participant loans
    40 Purchases and
     5 Sales                    364,643         311,618           -



There were no Category (II) or (IV) reportable transactions during 1994.

                               SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 20, 1995
                                            ENVIROSOURCE, INC. SAVINGS PLAN





                                            By:/s/ James C. Hull
                                               James C. Hull
                                               Member of the EnviroSource, Inc.
                                               Savings Plan Administrative
                                               Committee

                                               EXHIBIT INDEX

  Number               Exhibit                    Page

   23.1   -   Consent of Independent Auditors     EX-23.1